UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 16, 2019

Apricus Biosciences, Inc.
(Exact name of registrant as specified in its charter)

Nevada	0-22245	87-0449967
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11975 El Camino Real, Suite 300, San Diego, CA	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (858) 222-8041

 (Former name or former address, if changed, since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Securities Purchase Agreement

On January 16, 2019, Apricus Biosciences, Inc. (the “Company” or “Apricus”) and Seelos Therapeutics, Inc. (“Seelos”) entered into Amendment Agreements (collectively, the “Third Amendment”) with each Investor (as defined below) amending that certain Securities Purchase Agreement (the “Purchase Agreement” and the transactions contemplated thereby, the “Financing”), made and entered into as of October 16, 2018, by and among the Company, Seelos and the buyers listed on the signature pages attached thereto (the “Investors”), and amended by those certain Amendment Agreements, made and entered into as of November 16, 2018 (the “First Amendment”) and those certain Second Amendment Agreements, made and entered into as of January 4, 2019 (the “Second Amendment”). The Third Amendment reduces the estimated pro forma warrant liability and increases the estimated stockholders’ equity of the combined organization, which is required in order to meet certain of the listing requirements of the Nasdaq Capital Market following the closing of the Merger (as defined below).

As previously disclosed in the Company’s current report on Form 8-K filed on July 30, 2018, the Company, Seelos and Arch Merger Sub, Inc., a wholly owned subsidiary of Apricus (“Merger Sub”), are party to that certain Agreement and Plan of Merger and Reorganization, as amended (the “Merger Agreement”), pursuant to which among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Seelos, with Seelos continuing as a wholly owned subsidiary of Apricus and the surviving corporation of the merger (the “Merger”).

Additionally, as previously disclosed in the Company’s current reports on Form 8-K filed on October 17, 2018 and November 16, 2018, pursuant to the Purchase Agreement, (i) Seelos agreed to sell to the Investors an aggregate of 1,187,336 shares of Seelos’ common stock (the “Initial Shares” and, as converted into the right to receive a number of shares of Company common stock equal to the exchange ratio in the Merger, the “Converted Initial Shares”) and deposit an additional 1,187,336 shares of Seelos’ common stock into escrow for the benefit of the Investors if the volume-weighted average closing trading price of a share of the Company’s common stock as quoted on the Nasdaq Capital Market for the first three trading days immediately following the closing date of the Financing is lower than the price paid by the Investors for the Initial Shares (to the extent issued and as converted into the right to receive a number of shares of Company common stock equal to the exchange ratio in the Merger, the “Converted Additional Shares”), and (ii) the Company agreed to issue warrants representing the right to acquire an amount of Company common stock up to the amount issuable in exchange for 80% of the combined Converted Initial Shares and Converted Additional Shares, (the “Series A Warrants”), and additional warrants to purchase shares of Company common stock (the “Series B Warrants” together with the Series A Warrants, the “Investor Warrants”). The First Amendment provided that the Investor Warrants were revised to provide that the Company shall in no event issue shares of the Company’s common stock pursuant to the exercise of the Series A Warrants and the Series B Warrants, in the aggregate, in excess of the difference obtained by subtracting the number of Converted Initial Shares and the number of Converted Additional Shares from 533,773,068, prior to giving effect to the reverse split to be effected in connection with the Merger (the “Warrant Issuance Cap”). In the event that the Company is unable to issue shares of the Company’s common stock pursuant to an exercise of Series A Warrants or the Series B Warrants due to the application of the Warrant Issuance Cap, the Company will pay to the exercising holder an amount in cash equal to the difference between the last closing trade price of the Company’s common stock and the applicable exercise price, if any, to the extent not previously paid to the Company.

Further, as previously disclosed in the Company’s current Report on Form 8-K filed on January 4, 2019, the Second Amendment provided that the Series A Warrants were to be comprised of two series of Series A Warrants, a Series A-1 Warrant (“A-1 Warrant”), which would constitute 70% of the Series A Warrants issuable to each Investor pursuant to the Purchase Agreement, and a Series A-2 Warrant (“A-2 Warrant”), which would constitute 30% of the Series A Warrants issuable to each Investor pursuant to the Purchase Agreement. The form of the A-2 Warrants was not amended pursuant to the Second Amendment and were to be in the form attached as Exhibit A-1 attached to the First Amendment, and as filed as Exhibit 4.1 to the Company’s current report on Form 8-K filed November 16, 2018. The A-1 Warrants were to be in the form attached as Exhibit A-1 attached to the First Amendment, except as follows: (i) the provision that required a cash payment in the event that upon any exercise of the warrant, the Company did not have sufficient authorized shares to deliver to the Investor was deleted; (ii) the provisions on Fundamental Transactions (as defined therein) was revised to state that in the event a Fundamental Transaction was not within the Company’s control, a holder of the warrant will be entitled to the same type of consideration (and in the same proportion) offered and paid to the holders of common stock; and (iii) the definitions of “Black Scholes Consideration Value” and “Black Scholes Value” were amended to remove the minimum volatility factor and change references to the “highest Weighted Average Prices” during the calculation period to the “average of the Weighted Average Prices”. In addition, the provision of the Purchase Agreement pertaining to the date by which the closing of the Financing must occur before the Investors have the right to terminate the Purchase Agreement was extended from December 31, 2018 to January 18, 2019.

The Third Amendment provides that the Series A Warrants shall be comprised of a single series of warrants which shall be in the form of the A-1 Warrants. In addition, the provision of the Purchase Agreement pertaining to the date by which the closing of the Financing must occur before the Investors have the right to terminate the Purchase Agreement was extended from to January 18, 2019 to January 31, 2019.

Transaction Document

The representations, warranties and covenants contained in the Third Amendment were made solely for the benefit of the parties to the Third Amendment and ROTH Capital Partners, LLC acting as exclusive placement agent. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Third Amendment and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the Third Amendment is filed with this report only to provide investors with information regarding the terms of transaction, and not to provide investors with any other factual information regarding the Company. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Third Amendment, which subsequent information may or may not be fully reflected in public disclosures.

The Third Amendment is filed as Exhibit 10.1 to this Current Report on Form 8-K. The foregoing summary of the terms of this document are subject to, and qualified in its entirety by, the copy of such document filed as Exhibit 10.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

As a result of the Third Amendment, the Series A Warrants will now be equity-classified and will no longer be accounted for as a liability on the Company’s pro forma balance sheet, resulting in a higher stockholders’ equity. Pro forma financial information with respect to the combined organization after the Merger and reflecting the effects of the Purchase Agreement, as amended by the First Amendment, the Second Amendment and the Third Amendment, is provided in Item 9.01 of, and set forth in Exhibit 99.1 to, this Current Report on Form 8-K.

Merger Agreement Amendment

On January 16, 2019, the Company, Arch Merger Sub, Inc. (“Merger Sub”) and Seelos entered into Amendment No. 3 to that certain Agreement and Plan of Merger and Reorganization (as amended by that certain Amendment No. 1 to the Agreement and Plan of Merger and Reorganization on October 16, 2018 and Amendment No. 2 to the Agreement and Plan of Merger and Reorganization on December 14, 2018, the “Merger Agreement”), made and entered as of July 30, 2018, by and among the Company, Merger Sub and Seelos (the “Merger Amendment”), whereby the following amendment was agreed upon by the parties: the reference to “January 18, 2019” in Section 9.1(b) of the Merger Agreement, pertaining to the “End Date” by which the transactions contemplated by the Merger Agreement shall have been consummated was amended and restated to read “January 31, 2019”.

The Merger Amendment is filed as Exhibit 2.1 to this Current Report on Form 8-K. The foregoing summary of the terms of the Merger Amendment is subject to, and qualified in its entirety by, the copy of the Merger Amendment filed as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(b) Pro Forma Financial Information

Unaudited pro forma condensed combined financial information of the Company for the nine months ended September 30, 2018 and for the year ended December 31, 2017 is set forth in Exhibit 99.1 to this Current Report on Form 8-K, which gives effect to the Merger, the Purchase Agreement, the First Amendment, the Second Amendment and the Third Amendment.

The unaudited pro forma condensed combined financial statements should be read together with the Company’s historical financial statements, which are included in the Company’s latest Annual Report on Form 10-K filed with the SEC on March 1, 2018 and the September 30, 2018 results included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2018, and Seelos’ historical information included in the registration statement on Form S-4 declared effective by the SEC on November 20, 2018.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 3 to Agreement and Plan of Merger, dated January 16, 2019, by and among Apricus Biosciences, Inc., Arch Merger Sub, Inc. and Seelos Therapeutics, Inc..

10.1	Form of Third Amendment Agreement.

99.1
Unaudited Pro Forma Condensed Combined Financial Information of the Company for the nine months ended September 30, 2018 and for the year ended December 31, 2017, which gives effect to the Merger, the Purchase Agreement, the First Amendment, the Second Amendment and the Third Amendment.

Forward Looking Statements.

The Company cautions you that statements included in this Current Report on Form 8-K that are not a description of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” , or “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negatives of these terms or other similar expressions. These statements are based on the Company’s current beliefs and expectations. These forward-looking statements include statements regarding the completion of the sale of the Company’s securities and the amount and use of the expected net proceeds therefrom, and the potential completion of the Merger. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved. Actual results may differ from those set forth in this report due to the risk and uncertainties inherent in the Company’s business, including, without limitation: the satisfaction of customary closing conditions related to the sale of the Company’s securities, the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the transaction; uncertainties as to the timing of the consummation of the Merger and the ability of each of the Company and Seelos to consummate the Merger and other risks detailed in the periodic reports the Company files with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Important Additional Information and Where to Find It

This communication relates to a proposed business combination between Apricus and Seelos. In connection with this proposed business combination, on November 20, 2018, Apricus filed a registration statement on Form S-4 with the SEC that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the SEC on November 20, 2018. Apricus mailed the joint proxy statement/prospectus to its stockholders beginning on or around November 20, 2018. INVESTORS AND SECURITY HOLDERS OF APRICUS AND SEELOS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Apricus files with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Apricus free of charge by directing a request to ir@apricusbio.com. Before making any investment decision, investors and stockholders are urged to read the proxy statement/prospectus (including any amendments or supplements thereto) and any other relevant documents that the Company may file with the SEC when they become available because they will contain important information about the Merger.

Participants in the Solicitation

The Company and Seelos, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the Company’s directors and executive officers is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 1, 2018, and the definitive proxy statement for the Company’s 2018 annual meeting of stockholders, filed with the SEC on April 6, 2018. Additional information regarding these persons and their interests in the transaction are included in the proxy statement/prospectus relating to the Merger referred to above. These documents can be obtained free of charge from the sources indicated above.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Apricus Biosciences, Inc.

Date: January 16, 2019	By:	/s/ Richard W. Pascoe
Name: Richard W. Pascoe
Title: Chief Executive Officer and Secretary